EXHIBIT 2


PLANTAGENET
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                                                PLANTAGENET CAPITAL
                                                MANAGEMENT LLC
                                                220 Sansome Street, Suite 460
                                                San Francisco, CA 94104
                                                Tel 415 433 6536
                                                Fax 415 433-6153
                                                www.plantegentcapital.com



February 22, 1999

Mr. Robert Olah
President
Crown Vantage Inc.
300 Lakeside Drive
Oakland, CA 94612


Dear Mr. Olah:

Regrettably, it has come to the point where I must write this letter. As you are well aware, Crown Vantage ("CVAN" or "the Company") has been experiencing net losses due to low prices for its products and poor operating margins. The Company is struggling with a burden of debt exceeding $500 million and is now at risk of going into default on some of its debt covenants by the end of the first quarter of 1999. The debt includes more than $80 million of pay-in-kind ("PIK") notes that continue to dilute equity. Meanwhile, the Company's share price has declined dramatically, resulting in a total market capitalization of less than $25 million.

As a result, we propose the following:

o Securitize future cash flows from some of CVAN's plants, while hedging against price fluctuations and channeling the proceeds towards the retirement and refinancing of existing debt.

o In this regard, Plantagenet has developed a plan to achieve monetization of some of the Company's specialty paper plants. As part of Plantagenet's plan, certain plants would be transferred out of the Company and placed in a new entity, or Special Purpose Vehicle ("SPV"). The Company would own less than 50% of the SPV, while the remaining stake would be held by a syndicate of investors.

o Plantagenet's proposed SPV would enter into contractual relationships to obtain pulp at fixed prices for 5 to 10 years. These relationships would link Crown's mills with pulp producers, and Plantagenet has identified several facilities that are in need of markets for their pulp.

o Having, hedged its input prices, our proposed SPV would proceed to do the same with its selling prices by entering into a swap contract with an industry leader to lock in fixed prices for these products over 5 to 10 years. During this period, the SPV would continue to sell products to its customers as before.

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o  With both input and output prices  determined  for  5  to 1O years,  the SPV could borrow against the known future income stream from a banking syndicate, using the proceeds to retire the PIK notes and part of the other high interest debt.

o The SPV would amortize the loan over the life of the pulp and swap contracts. At the end of the period, the cycle could be renewed with a similar loan, or the SPV could be sold or returned to Crown. Throughout the term of the contracts, the Company would continue to operate its facilities as before under management and service contracts.

I think it is clear that two major benefits would be quickly achieved by the proposed arrangement. First, the Company's balance sheet ratios would improve considerably after the elimination of the PIK notes and retirement of a substantial portion of the senior notes. Since the Company would own less than 50% of the SPV, it would not have to consolidate the debt incurred by that entity into its own financial statements. Second, the Company's cost of capital would be greatly reduced, since the SPV's credit rating would be at or near investment grade as a result of the relationship with an industry leader partner.

Circumstances suggest that the Company would be gaining more than it would be giving up, in as much as it would continue to operate these plants over long-term management contracts. Time is of the essence! Plantagenet urges that CVAN seriously consider our proposal.


Sincerely,

/s/ C. Derek Anderson
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C. Derek Anderson
Senior Managing Partner



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